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                                LXN Corporation
                              6325 Lusk Boulevard
                              San Diego, CA 92121

March 2, 2001

Via EDGAR Transmission

Securities and Exchange Commission
Judiciary Plaza
Mail Stop 4-6, Room 4311
450 Fifth Street, N.W.
Washington, D.C.  20549-0306
Attn: Russell Mancuso

Re:  LXN Corporation
     Registration Statement on Form S-1 (File No. 333-48034)
     Request for Withdrawal

Dear Mr. Mancuso:

Pursuant to Rule 477 of the Securities Act of 1933, as amended, LXN Corporation (the "Registrant") hereby requests withdrawal of its Registration Statement on Form S-1 (SEC File No. 333-48034) filed with the Commission on October 16, 2000, on the grounds that (i) the Registrant has entered into a Agreement and Plan of Merger with Inverness Medical Technology, Inc. (the transaction is not closed) and (ii) current market conditions do not support a public offering of the Registrant's Common Stock at this time.

If you should have any questions regarding this application, please contact D. Bradley Peck or Christopher J. Kearns of Cooley Godward LLP at (858) 550-6000.

Sincerely,

LXN CORPORATION


By:  /s/ George Pache
     -------------------------------
     George Pache
     Vice President, Finance and
     Chief Financial Officer


cc:  D. Bradley Peck, Esq.
     Christopher J. Kearns, Esq.
     Dan P. Dillon, Esq.